As filed with the Securities and Exchange Commission on November 13, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NU SKIN ENTERPRISES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	87-0565309 (I.R.S. Employer Identification Number)

75 West Center Street

Provo, Utah 84601

(801) 345-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Truman Hunt

Chief Executive Officer

Nu Skin Enterprises, Inc.

75 West Center Street

Provo, Utah 84601

(801) 345-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

D. Matthew Dorny, Esq. Nu Skin Enterprises, Inc. 75 West Center Street Provo, Utah 84601 (801) 345-1000	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Class A Common Stock, par value $0.001 per share	6,178,800 shares	$16.49 per share	$101,888,412.00	$8,242.77

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high ($16.65) and low ($16.32) prices of the registrant’s Class A common stock on November 10, 2003, as reported on the New York Stock Exchange Composite Tape.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2003.

PROSPECTUS

6,178,800 Shares

Class A Common Stock

The 6,178,800 shares of our Class A common stock covered by this prospectus were initially sold in a private placement transaction in October 2003. The initial purchasers of the privately placed shares and their transferees are named in this prospectus as the selling stockholders. The selling stockholders may use this prospectus to resell their shares of Class A common stock from time to time. We will not receive any of the proceeds from the resale by the selling stockholders of their shares of Class A common stock.

The selling stockholders may not sell their shares until the registration statement, of which this prospectus forms a part, filed with the Securities and Exchange Commission is effective. The registration of the shares, however, does not necessarily mean that any of the selling stockholders will offer or sell their shares.

We have two outstanding classes of common stock: Class A and Class B. Our shares of Class A common stock and Class B common stock are identical in all respects except that holders of Class A common stock have one vote per share while holders of Class B common stock have 10 votes per share and the Class B common stock may be converted into Class A common stock at any time on a one-for-one basis. Substantially all of our Class B common stock was converted into Class A common stock in October 2003. All remaining shares of our Class B common stock will convert into Class A common stock in connection with our 2004 annual stockholders meeting.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “NUS”. On November 10, 2003, the last reported sale price of our Class A common stock as reported on the New York Stock Exchange was $16.51 per share.

Investing in our Class A common stock involves a high degree of risk. For a discussion of the risks relevant to an investment in our Class A common stock, please refer to the “ Risk Factors” section of this prospectus beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                          , 2003.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and the documents incorporated by reference into the prospectus are forward-looking statements that involve risks and uncertainties. The statements contained in this prospectus and the documents incorporated by reference into the prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “could”, “should”, “propose”, “continue”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and other similar terms and phrases are used to identify forward-looking statements.

The forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors, including those discussed in the “Risk Factors” section of this prospectus, could cause our actual results to differ materially from those matters expressed in or implied by the forward-looking statements. All of the forward-looking statements should be considered in light of these factors.

We urge you not to place undue reliance on any forward-looking statements, which speak only as of the date made. Except as required by law, we do not undertake any obligation to update our forward-looking statements or the risk factors contained in this prospectus to reflect new information or future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities, which are located at 450 Fifth Street, N.W., Washington, D.C. 20459, and obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. In addition, you may look at our filings at the offices of the New York Stock Exchange, Inc., which are located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our Class A common stock is listed and traded on the NYSE under the symbol “NUS”. We also have a website (www.nuskinenterprises.com) through which you may access our filings. Information contained on our website, however, is not and should not be deemed a part of this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus some of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those filings. Any information contained in future SEC filings that are incorporated by reference into this prospectus will automatically update this prospectus, and any information included directly in this prospectus updates and supersedes the information contained in past SEC filings incorporated by reference into this prospectus. The information incorporated by reference, as updated, is an important part of this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2003;

•	our quarterly report on Form 10-Q for the quarterly period ended June 30, 2003;

•	our quarterly report on Form 10-Q for the quarterly period ended September 30, 2003;

•	our current report filed under Item 5 on Form 8-K on October 23, 2003 relating to the stock repurchase transaction;

•	our current report on Form 8-K filed on November 10, 2003;

•	the description of our Class A common stock in our registration statement on Form 8-A filed with the SEC on November 6, 1996 (as such description is updated by the description contained in the “Description of Capital Stock” section of this prospectus); and

•	all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the completion of the resale of the shares of the Class A common stock by the selling stockholders pursuant to this prospectus.

You may request a copy of these filings, at no cost, by writing to our Investor Relations Department at 75 West Center Street, Provo, Utah 84601 or calling our Investor Relations Department at (801) 345-1000.

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information appearing in this prospectus or a prospectus supplement or amendment or any documents incorporated by reference therein is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the “Risk Factors” section, and the documents incorporated by reference into this prospectus, including the more detailed information in the financial statements and the accompanying notes contained in our annual report on Form 10-K for the year ended December 31, 2002 and in our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003. For ease of reference, throughout this prospectus, we use the terms “we,” “us” and “our” to refer to Nu Skin Enterprises, Inc. and, unless it is otherwise evident from the context, its subsidiaries.

Our Business

Nu Skin Enterprises is a leading, global direct selling company. We develop and distribute personal care products and nutritional supplements that are sold worldwide under the Nu Skin and Pharmanex brands. We also sell technology and other products under the Big Planet brand. We are one of the largest direct selling companies in the world with 2002 revenue of $964 million and, as of September 30, 2003, a global network of approximately 610,000 active independent distributors. Approximately 27,000 of these active distributors had achieved executive distributor status under our global compensation plan. Our executive distributors play an important leadership role in our distribution network and are critical to the growth and profitability of our business. We currently operate in more than 30 countries throughout Asia, the Americas and Europe.

We develop and market branded consumer products that we believe are well suited for direct selling. Our distributors market and sell our products by educating consumers about the benefits and distinguishing characteristics of our products and by providing personalized customer service. Through dedicated research and development, we continually develop and introduce new products and enhance our existing line of Nu Skin and Pharmanex products to provide our distributors with a differentiated portfolio of products. We believe that we are able to attract and motivate high-caliber independent distributors because of our focus on developing innovative products, our attractive global compensation system and our advanced technological distributor support.

Corporate Information

We are incorporated in the State of Delaware. Our principal executive offices are located at 75 West Center Street, Provo, Utah 84601. Our telephone number at that address is (801) 345-1000. Our corporate website is located at http://www.nuskinenterprises.com. Our product division websites are located at http://www.nuskin.com, http://www.pharmanex.com and http://www.bigplanet.com. Information contained on our websites does not constitute part of this prospectus.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, together with all of the other information included or incorporated by reference into this prospectus. Our business, financial condition or results of operations could be harmed by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Currency exchange rate fluctuations could lower our revenue and net income.

In 2002, we recognized approximately 86% of our revenue in markets outside of the United States in each market’s respective local currency. We purchase inventory primarily in the United States in U.S. dollars. In preparing our financial statements, we translate revenue and expenses in foreign countries from their local currencies into U.S. dollars using weighted average exchange rates. If the U.S. dollar strengthens relative to local currencies, particularly the Japanese yen inasmuch as we generated approximately 55% of our 2002 revenue in Japan, our reported revenue, gross profit and net income will likely be reduced. Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results or our overall financial condition. Although we attempt to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts for the Japanese yen, we cannot be certain these contracts or any other hedging activity will effectively reduce exchange rate exposure.

Because our Japanese operations account for a majority of our business, any adverse changes in our business operations in Japan would harm our business.

Approximately 55% of our 2002 revenue was generated in Japan. Various factors could harm our business in Japan, such as worsening economic conditions. Economic conditions in Japan have been poor in recent years and may worsen or not improve. The volume of goods sold through the direct selling channel has decreased from $26.2 billion in 1998 to approximately $24.5 billion in 2002, we believe primarily as a result of difficult economic conditions. We believe our operating results have been negatively impacted in the past in part because of economic conditions. Continued or worsening economic and political conditions in Japan could further impact our revenue and net income. In addition, we also face significant competition from existing and new competitors in Japan. Our financial results would be harmed if our products, business opportunity or planned growth initiatives fail to retain and generate continued interest and enthusiasm among our distributors and consumers in this market.

If we are unable to retain our existing independent distributors and recruit additional distributors, our revenue will not increase.

We distribute almost all of our products through our independent distributors, and we depend on them to generate virtually all of our revenue. Our distributors may terminate their services at any time, and, like most direct selling companies, we experience high turnover among distributors from year to year. As a result, in order to maintain sales and increase sales in the future, we need to continue to retain existing distributors and recruit additional distributors. To increase our revenue, we must increase the number of and/or the productivity of our distributors.

We have experienced periodic declines in both active distributors and executive distributors in the past. Our growth is dependent upon our ability to increase the number of active distributors and executive distributors. However, the number of our active and executive distributors may not increase and could decline once again in the future. While we take many steps to help train, motivate and retain distributors, we cannot accurately predict how the number and productivity of distributors may fluctuate because we rely primarily upon our distributor leaders to recruit, train and motivate new distributors. Our operating results could be harmed if we and our distributor leaders fail to generate sufficient interest in our business to retain existing distributors and attract new distributors.

The number and productivity of our distributors also depends on several additional factors, including:

•	any adverse publicity regarding us, our products, our distribution channel or our competitors;

•	a lack of interest in, or the technical failure of existing or new products;

•	the public’s perception of our products and their ingredients;

•	the public’s perception of our distributors and direct selling businesses in general; and

•	general economic and business conditions.

In addition, we may face saturation or maturity levels in a given country or market. This is of particular concern in Taiwan, where industry sources have estimated that over 10% of the population is already involved in some form of direct selling. The maturity of several of our markets could also affect our ability to attract and retain distributors in those markets.

Our expansion of operations in China has resulted in governmental scrutiny, and our operations in China may be harmed by the results of such scrutiny.

The Chinese government banned direct selling activities in China in 1998, subject to certain limited exceptions. The government has rigorously monitored and enforced this ban. In the past, the government has taken significant actions against companies that the government found were engaging in direct selling in violation of applicable law, including shutting down their businesses and imposing substantial fines. Although certain of our global direct selling competitors have authorization to conduct limited direct selling activities after the 1998 ban, we have not received such authorization. Consequently, we have not implemented our direct sales model in China. Instead, we have implemented a business model that utilizes retail stores and an employed sales force that we believe complies with applicable regulations. We also allow distributor leaders from outside China to help us recruit, find, train and motivate our employed sales force in China. Frequently, individuals, including our competitors, complain to local regulatory agencies that our China business model violates applicable regulations on direct selling. As a result, we regularly visit with regulators to address their questions and concerns and explain our local business model. We also train our China sales force on our business model.

The regulatory environment in China is evolving, and officials in the Chinese government often exercise discretion in deciding how to interpret and apply applicable regulations. We have made some modifications to our business model and policies in response to concerns expressed by governmental authorities prior to and since we opened for business in January 2003. At times, these reviews and related actions by government regulators have caused, and could cause in the future, an obstruction to our ability to conduct business. Occasionally, we have been asked to cease sales activity in some stores while the regulators review our operations. In each of these cases, we have been allowed to recommence operations after the government’s review.

In addition, some of our distributors living outside of China and some of our employed sales representatives in China have engaged in activities that violated our policies in this market and resulted in some regulatory concern and some adverse publicity. Although we have worked closely with both national and local governmental agencies in implementing our plans, our efforts to comply with local laws may be harmed by a rapidly evolving regulatory climate, concerns about activities resembling direct selling and any subjective interpretation of laws. Any determination that our operations or activities, or the activities of our employed sales representatives or distributors living outside of China, are not in compliance with applicable regulations could result in the imposition of substantial fines, extended interruptions of business, restrictions on our ability to open new stores or expand into new locations, changes to our business model, the termination of required licenses to conduct business, or other actions, all of which would harm our business.

If we are not able to hire sale employees and open new stores in China as quickly as we would like, our ability to grow our business there could be negatively impacted.

Because of concerns about the potential number of sales employees we could hire in some cities, regulators in certain cities in China initially recommended that we maintain a reasonable level of sales employees per store. If the level of employees that regulators determine to be reasonable is less than we anticipate or believe reasonable, or if regulators otherwise impose restrictions on the number of sales employees we may hire, our revenue could be negatively impacted, which could reduce our revenue or slow our growth rate in China. Additionally, regulatory provisions require us to obtain a license for each store that we operate in China, and regulators have broad discretion in approving these licenses. If regulators fail to approve licenses for new stores at a rate that meets our growth demands, this could harm our growth potential.

Chinese regulations currently require us to manufacture the majority of our products in China and to employ a local sales force to market and sell our products from retail store locations. We have limited experience in each of these activities.

Current regulations in China prohibit us from implementing our person-to-person direct selling distribution model there. As a result, we have opened 100 of our own retail stores and hired approximately 4,000 sales employees as of September 30, 2003. Chinese regulations also require that a majority of products that we sell in China are produced in our own factory. Outside of China, virtually all of our products are manufactured by third party contractors in the U.S. As a result, we have built and operate our own manufacturing plant to produce the products that we sell in our stores in China. Because we have limited experience in operating manufacturing facilities and dealing with an employed sales force, we cannot assure you that we will be able to do this successfully or that we will not experience difficulties in dealing with or taking employment related actions (such as hiring, terminations and salary administration including social benefit payments) with respect to our employed sales representatives, particularly given the highly regulated nature of the employment relationship in China. We anticipate that we could experience significant growth in this market, but we cannot assure you that we will be able to successfully manage this growth or that we will not experience unanticipated challenges given the unique business model and our limited experience in manufacturing our own products. If we are unable to effectively manage our retail stores, manufacturing operations or our employees, our government relations may be compromised and our operations in China may be harmed.

Manufacturing and production cost issues associated with our laser-based scanner could negatively impact the success of our scanner program and our ability to make a sufficient number of scanners available to interested distributors, which could harm our business.

Our introduction of a laser-based scanner that measures the levels of caratenoid antioxidants in the skin has generated considerable enthusiasm among some of our distributors, particularly in the United States. We have not had experience in developing and marketing sophisticated technology products such as the scanner and are working on a very short development timetable. As with any new technology, we have experienced delays and technical and production cost issues in developing a large-scale production model that meets required specifications and performs at a consistent level. We are currently only manufacturing 15 to 20 units each week at a cost of approximately $7,500 per unit. If we are unable to timely resolve technical issues or otherwise fail to deliver scanners that perform to a standard expected by our distributors or if we are unable to make a sufficient number of scanners available to interested distributors at reasonable lease rates, we could dampen distributor enthusiasm and harm our business, particularly in the United States where many distributors have been focusing their marketing activities around the introduction of the scanner. Because of the substantial investment in the scanner initiative, we may not be able to recoup our investment or may have to record an expense that would negatively impact earnings if the scanner program fails for any reason.

If our laser-based scanner is determined to be a medical device in a particular geographic market, this could inhibit or delay our ability to market the scanner in such market.

We believe that our laser-based scanner can be marketed in the United States as a non-medical device. However, the FDA has questioned the status of the scanner as a non-medical device. If the FDA were to make a determination that the scanner is a medical device, or if it determines that our distributors are using the scanner to make medical claims, we would be required to obtain FDA clearance to market the scanner as a medical device, which could delay significantly or otherwise inhibit our ability and the ability of our distributors to use the scanner in the United States. In addition, we are facing similar uncertainties and regulatory issues in other markets, including Japan, with respect to the status of the scanner as a non-medical device, which could delay or inhibit our ability to introduce the scanner in these markets.

Obtaining FDA clearance or similar clearance in other markets could require us to provide documentation concerning the clinical utility of the scanner and to make some modifications to the design, specifications and manufacturing process of the scanner in order to meet stringent standards imposed on medical device companies, and there can be no assurance we would be able to provide such documentation and make such changes promptly or in a manner that is satisfactory to regulatory authorities. We are also subject to regulatory restrictions that limit the claims or representations that we and our distributors can make about the scanner because we are not using it as a medical device, which could adversely impact our success in utilizing the scanner. Any delay, restriction or limitation of our anticipated use of this tool caused by regulatory issues could harm our business, particularly in the United States where we have experienced the strongest interest in the scanner.

Governmental regulations relating to the marketing and advertising of our products and services, in particular our nutritional supplements, may restrict or inhibit our ability to sell these products.

Our products and our related marketing and advertising efforts are subject to extensive governmental regulations by numerous domestic and foreign governmental agencies and authorities. These include the FDA, the FTC, the Consumer Product Safety Commission and the Department of Agriculture in the United States, State Attorneys General and other state regulatory agencies and the Ministry of Health, Labor and Welfare in Japan along with similar governmental agencies in other foreign markets where we operate. We also believe that the regulatory attitude towards dietary supplements in the U.S., Japan and other markets is worsening.

Our markets have varied regulations concerning product formulation, labeling, packaging and importation. These laws and regulations often require us to, among other things:

•	reformulate products for a specific market to meet the specific product formulation laws of that country;

•	conform product labeling to the regulations in each country; and

•	register or qualify products with the applicable governmental authority or obtain necessary approvals or file necessary notifications for the marketing of our products.

Failure to introduce products or delays in introducing products could reduce revenue and decrease profitability. Regulators also may prohibit us from making therapeutic claims about products, regardless of the existence of research and independent studies that may support such claims. These product claim restrictions could prevent us from realizing the potential revenue from some of our products.

Governmental regulations relating to the sources and ingredients of our products, in particular our nutritional supplements, may restrict or inhibit our ability to sell these products.

The sources and ingredients of our products are subject to various governmental regulations by numerous domestic and foreign governmental agencies and authorities. We may be unable to introduce our products in some markets if we fail to obtain the necessary regulatory approvals or if any product ingredients are prohibited. For example, many countries have banned the importation of products that contain bovine materials sourced from locations where Bovine Spongiform Encephalopathy (BSE), commonly referred to as “mad cow disease”, has been identified. We currently source all of our bovine materials, used primarily in the gel capsules of our nutritional supplements, from BSE-free countries. However, if BSE spreads to additional countries where we currently source our bovine materials, particularly in the U.S., this could negatively impact our ability to import products into our markets until we change sources or ingredients, which could harm our business.

Recent negative publicity concerning stimulant-based supplements have spurred efforts to change existing laws and regulations with respect to nutritional supplements that, if successful, could result in more restrictive and burdensome regulations.

There have been some recent injuries and deaths that have been attributed to the use of nutritional supplements that contain ingredients that are controversial and have generated negative publicity. This publicity has resulted in efforts to adopt new regulations applicable to nutritional supplements that could impose further restrictions and regulatory control over the nutritional supplement industry. Although we are committed to not marketing nutritional supplements that contain any stimulants, steroids or other substances that are controversial and could pose health risks, our operations could be harmed if governmental laws or regulations are enacted that restrict the ability of companies to market or distribute nutritional supplements or impose additional burdens or requirements on nutritional supplement companies as a result of public reaction to the recent injuries and deaths caused by supplements that do contain these controversial ingredients.

If we are unable to expand operations in any of the new markets we have currently targeted, we may have difficulty achieving our long-term objectives.

A significant percentage of our revenue growth over the past decade has been attributable to our expansion into new markets. For example, the revenue growth we experienced in 2001 and 2002 was due in part to our successful expansion of operations into Singapore and Malaysia. Moreover, our growth over the next several years depends on our ability to successfully introduce our products and our distribution system into new markets, including China and Eastern Europe. In addition to the regulatory difficulties we may face in gaining access into these new markets, we could face difficulties in achieving acceptance of our premium-priced products in developing markets. In the past, we have struggled to operate successfully in developing country markets, such as Latin America. This may also be the case in China and Eastern Europe and the other new markets into which we currently intend to expand. If we are unable to successfully expand our operations into these new markets, our opportunities to grow our business may be limited, and, as a result, we may not be able to achieve our long-term objectives.

Adverse publicity concerning our business, marketing plan or products could harm our business and reputation.

The size of our distribution force and the results of our operations can be particularly impacted by adverse publicity regarding us, the legality of our distributor network, our products or the actions of our distributors. Specifically, we are susceptible to adverse publicity concerning:

•	the legality of network marketing;

•	the ingredients or safety of our or our competitors’ products;

•	regulatory investigations of us, our competitors and our respective products;

•	the actions of our current or former distributors; and

•	public perceptions of direct selling businesses generally.

In addition, in the past we have experienced negative publicity that has harmed our business in connection with regulatory investigations and inquiries. We may receive negative publicity in the future, and it may harm our business and reputation.

Intellectual property rights are difficult to enforce in China.

Chinese commercial law is relatively undeveloped compared to most of our other major markets, and, as a result, we may have limited legal recourse in the event we encounter significant difficulties with patent or trademark infringers. Limited protection of intellectual property is available under Chinese law, and the local manufacturing of our products may subject us to an increased risk that unauthorized parties may attempt to copy or otherwise obtain or use our product formulations. As a result, we cannot assure you that we will be able to adequately protect our product formulations.

Although our distributors are independent contractors, improper distributor actions that violate laws or regulations could harm our business.

Distributor activities in our existing markets that violate governmental laws or regulations could result in governmental actions against us in markets where we operate. Except in China, our distributors are not employees and act independently of us. We implement strict policies and procedures to ensure our distributors will comply with legal requirements. However, given the size of our distributor force, we experience problems with distributors from time to time. For example, product claims made by some of our distributors in 1990 and 1991 led to an investigation by the FTC, which resulted in us entering into a consent decree with the FTC.

Failure of new products to gain distributor and market acceptance could harm our business.

A critical component of our business is our ability to develop new products that create enthusiasm among our distributor force. If we fail to introduce new products planned for introduction, our distributor productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, the loss of key research and development staff from our divisions, the termination of third-party research and collaborative arrangements, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

Government inquiries, investigations and actions could harm our business.

From time to time, we receive formal and informal inquiries from various government regulatory authorities about our business and our compliance with local laws and regulations. Any determination that we or our distributors are not in compliance with existing laws or regulations could potentially harm our business. Even if governmental actions do not result in rulings or orders, they potentially could create negative publicity. Negative publicity could detrimentally affect our efforts to recruit or motivate distributors and attract customers and, consequently, could reduce revenue and net income.

In the early 1990s, we entered into consent decrees with the FTC and other state regulatory agencies relating to investigations of our distributors’ product claims and practices. We believe that the negative publicity generated by this FTC action, as well as a separate action in the mid-1990s, harmed our business and results of operations in the United States. As a result of the previous investigations, the FTC makes inquiries from time to time regarding our compliance with applicable laws and regulations and our consent decree. Any further actions by the FTC or other comparable state or federal regulatory agencies, in the United States or abroad, could have a further negative impact on us in the future.

In addition, we are susceptible to government-initiated campaigns that do not rise to the level of formal regulations. For example, the South Korean government, several South Korean trade groups and members of the South Korean media initiated campaigns in 1997 and 1998 urging South Korean consumers not to purchase luxury or foreign goods. We believe that these campaigns and the related media attention they received, together with the economic recession that occurred in the late 1990s in the South Korean economy, significantly harmed our South Korean business. We cannot assure you that similar government, trade group or media actions will not occur again in South Korea or in other countries where we operate or that such events will not similarly harm our operations.

The loss of key high-level distributors could negatively impact our distributor growth and our revenue.

As of September 30, 2003, we had approximately 610,000 active distributors and 27,000 executive distributors. Approximately 320 distributors currently occupy the highest distributor level under our Global Compensation Plan. These distributors, together with their extensive networks of downline distributors, account for substantially all of our revenue. As a result, the loss of a high-level distributor or a group of leading distributors in the distributor’s network of downline distributors, whether by their own choice or through disciplinary actions by us for violations of our policies and procedures, could negatively impact our distributor growth and our revenue.

Laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline.

Various government agencies throughout the world regulate direct sales practices. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, that compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. The laws and regulations in our current markets often:

•	impose order cancellations, product returns, inventory buy-backs and cooling-off rights for consumers and distributors;

•	require us or our distributors to register with governmental agencies;

•	impose reporting requirements to regulatory agencies; and/or

•	require us to ensure that distributors are not being compensated based upon the recruitment of new distributors.

Complying with these widely varying and sometimes inconsistent rules and regulations can be difficult and require the devotion of significant resources on our part. If we are unable to continue business in existing markets or commence operations in new markets because of these laws, our revenue and profitability will decline. Countries where we currently do business could change their laws or regulations to negatively affect or prohibit completely direct sales efforts. In addition, government agencies and courts in the countries where we operate may use their powers and discretion in interpreting and applying laws in a manner that limits our ability to operate or otherwise harms our business. If any governmental authority were to bring a regulatory enforcement action against us that interrupts our business, revenue and earnings would likely suffer.

Challenges by private parties to the form of our network marketing system could harm our business.

We may be subject to challenges by private parties, including our distributors, to the form of our network marketing system or elements of our business. In the United States, the network marketing industry and regulatory authorities have generally relied on the implementation of distributor rules and policies designed to promote retail sales to protect consumers and to prevent inappropriate activities and to distinguish between legitimate network marketing distribution plans and unlawful pyramid schemes. We have adopted rules and policies based on case law, rulings of the FTC, discussions with regulatory authorities in several states and domestic and global industry standards. Legal and regulatory requirements concerning network marketing systems, however, involve a high level of subjectivity, are inherently fact-based and are subject to judicial interpretation. Because of the foregoing, we can provide no assurance that we would not be harmed by the application or interpretation of statutes or regulations governing network marketing, particularly in any civil challenge by a current or former distributor.

Increases in duties on our imported products in our markets outside of the United States could reduce our revenue and harm our competitive position.

Historically, we have imported most of our products into the countries in which they are ultimately sold. These countries impose various legal restrictions on imports and typically impose duties on our products. In any given country, regulators may increase duties on imports and, as a result, reduce our profitability and harm our competitive position relative to locally produced goods.

Governmental authorities may question our inter-company transfer pricing policies or change their laws in a manner that could increase our effective tax rate or otherwise harm our business.

As a U.S. company doing business in international markets through subsidiaries, we are subject to foreign tax and inter-company pricing laws, including those relating to the flow of funds between our company and our subsidiaries. Regulators in the United States and in foreign markets closely monitor our corporate structure and how we effect inter-company fund transfers. If regulators challenge our corporate structure, transfer pricing mechanisms or inter-company transfers, our operations may be harmed, and our effective tax rate may increase. Tax rates vary from country to country, and, if regulators determine that our profits in one jurisdiction may need to be increased, we may not be able to fully utilize all foreign tax credits that are generated, which will increase our effective tax rate. For example, our corporate income tax rate in the United States is 35%. If our profitability in a higher tax jurisdiction, such as Japan where the corporate tax rate is currently set at 42%, increases disproportionately to the rest of our business, our effective tax rate may increase. We cannot assure you that we will continue operating in compliance with all applicable customs, exchange control and transfer pricing laws, despite our efforts to be aware of and comply with such laws. If these laws change, we may need to adjust our operating procedures and our business may suffer.

The loss of suppliers could harm our business.

For approximately ten years, we have acquired ingredients and products from one unaffiliated supplier that currently manufactures approximately 37% of our Nu Skin personal care products. We currently rely on two unaffiliated suppliers, one of which supplies approximately 38% and the other of which supplies approximately 27% of our Pharmanex nutritional supplements. We obtain some of our nutritional supplements from sole suppliers in China. We also license the right to distribute some of our products from third parties. Because of the concentrated nature of our suppliers and manufacturers, the loss of any of these suppliers or manufacturers, or the failure of suppliers to meet our needs, could restrict our ability to produce or distribute some products and harm our revenue as a result.

We depend on our key personnel, and the loss of the services provided by any of our executive officers or other key employees could harm our business and results of operations.

Our success depends to a significant degree upon the continued contributions of our senior management, many of whom would be difficult to replace. These employees may voluntarily terminate their employment with us at any time. We may not be able to successfully retain existing personnel or identify, hire and integrate new personnel. If we lose the services of our executive officers or key employees for any reason, our business, financial condition and results of operations could be harmed.

Our markets are intensely competitive, and market conditions and the strengths of competitors may harm our business.

The markets for our Nu Skin and Pharmanex products are intensely competitive. Our results of operations may be harmed by market conditions and competition in the future. Many competitors have much greater name recognition and financial resources than we have, which may give them a competitive advantage. For example, our Nu Skin products compete directly with branded, premium retail products. We currently do not have significant patent or other proprietary protection, and our competitors may introduce products with the same ingredients that we use in our products. Because of regulatory restrictions concerning claims about the efficacy of dietary supplements, we may have difficulty differentiating our products from our competitors’ products, and competing products entering the nutritional market could harm our nutritional supplement revenue.

We also compete with other network marketing companies for distributors. Some of these competitors have a longer operating history and greater visibility, name recognition and financial resources than we do. Some of our competitors have also adopted and could continue to adopt some of our successful business strategies, including our Global Compensation Plan for distributors. Consequently, to successfully compete in this market and attract and retain distributors, we must ensure that our business opportunities and compensation plans are financially rewarding. We cannot assure you that we will be able to successfully compete in this market.

There is uncertainty whether the SARS epidemic could return, particularly in those Asian markets most affected by the epidemic earlier in 2003.

It is difficult to predict the impact, if any, of a recurrence of SARS on our business. Although such an event could generate increased sales of health/immune supplements and certain personal care products, our direct selling and retail activities and results of operations could be harmed if the fear of SARS causes people to avoid public places and interaction with one another.

Product liability claims could harm our business.

We may be required to pay for losses or injuries purportedly caused by our products. Although we have had a very limited product claims history, we have recently experienced difficulty in finding insurers that are willing to provide product liability coverage at reasonable rates due to insurance industry trends and the rising cost of insurance generally. As a result, we have elected to self-insure our product liability risks for our core product lines. Until we elect and are able to obtain product liability insurance, if any of our products are found to cause any injury or damage, we will be subject to the full amount of liability associated with any injuries or damages. This liability could be substantial. We cannot predict if and when product liability insurance will be available to us on reasonable terms.

System failures could harm our business.

Because of our diverse geographic operations and our complex distributor compensation plan, our business is highly dependent on efficiently functioning information technology systems. These systems and operations are vulnerable to damage or interruption from fires, earthquakes, telecommunications failures and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite any precautions, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in services and reduce our revenue and profits.

Risks Related to Our Class A Common Stock

The market price of our Class A common stock is subject to significant fluctuations due to a number of factors that are beyond our control.

Many factors could cause the market price of our Class A common stock to fall. Some of these factors include:

•	fluctuations in our quarterly operating results;

•	the sale of shares of Class A common stock by our original or significant stockholders;

•	general trends in the market for our products;

•	acquisitions by us or our competitors;

•	economic and/or currency exchange issues in those foreign countries in which we operate;

•	changes in estimates of our operating performance or changes in recommendations by securities analysts; and

•	general business and political conditions.

Broad market fluctuations could also lower the market price of our Class A common stock regardless of our actual operating performance.

Our original stockholders, together with their family members, estate planning entities and affiliates, control approximately 44% of the combined stockholder voting power and their interests may be different from yours.

The original stockholders of our company, together with their family members and affiliates, have the ability to influence the election and removal of the board of directors and, as a result, future direction and operations of our company. Currently, these stockholders own approximately 44% of the combined voting power of the outstanding shares of both classes of common stock. Accordingly, they may influence decisions concerning business opportunities, declaring dividends, issuing additional shares of Class A common stock or other securities and the approval of any merger, consolidation or sale of all or substantially all of our assets. They may make decisions that are adverse to your interests.

Approximately 28 million shares, or 40% of our total outstanding shares, are restricted from immediate resale but may be sold into the market in the near future, which could affect the market price of our Class A common stock.

If our stockholders sell a substantial number of shares of our Class A common stock in the public market, the market price of our Class A common stock could fall. Several of our principal stockholders hold a large number of shares of the outstanding Class A common stock. Any decision by any of our principal stockholders to aggressively sell their shares could depress the market price of our Class A common stock.

As of November 1, 2003, we had approximately 70.3 million shares of common stock outstanding. All of these shares are freely tradable, except for approximately 28 million shares held by certain stockholders who participated in the October 2003 recapitalization transaction with us. Under the terms of the share repurchase, the selling stockholders agreed that they will not sell or otherwise dispose of any shares of Class A common stock on the open market or without the prior written consent of a majority of our independent directors prior to October 22, 2005. This agreement is subject to the following exceptions:

•	certain charitable donations to religious organizations;

•	transfers to us;

•	transfers of common stock to immediate family members or related persons or estate planning entities who agree to be bound by similar restrictions;

•	transfers pursuant to an existing call option for 2 million shares granted by Sandra Tillotson or an existing put option for up to 3.5 million shares obtained by Ms. Tillotson in a recent transaction with an unaffiliated third party investor; and

•	the pledge of shares as security for loans up to $10 million, provided certain conditions are met including the right of the Company to purchase any shares upon the occurrence of an event of default at a price equal to 50% of the average closing price for the immediate 15 days prior to the event of default.

These stockholders also agreed that, after the expiration of the two-year lock-up agreement in October 2005, they will be subject to certain volume limitations with respect to open market transactions. In the event these lock-up restrictions were removed, the resulting sales could cause the price of our Class A common stock to decline.

USE OF PROCEEDS

We will not receive any proceeds from the resale of all or any portion of the 6,178,800 shares of our Class A common stock by the selling stockholders or their pledgees, donees, transferees or other successors in interest pursuant to this prospectus.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 500,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 25,000,000 shares of preferred stock. As of November 1, 2003, we had 70,290,821 shares of Class A common stock issued and outstanding and 6,466 shares of Class B common stock issued and outstanding. Of the authorized shares of preferred stock, no shares of preferred stock were outstanding as of November 1, 2003. If the 6,466 shares of Class B common stock currently outstanding are not converted prior to the record date of our next meeting of stockholders, the shares of Class B common stock will be converted automatically to shares of Class A common stock on such record date in accordance with the provision of our certificate of incorporation that provides for automatic conversion in the event that the outstanding shares of Class B common stock represent less than 10% of our outstanding common stock.

The following description of our capital stock is a summary and is subject to and qualified in its entirety by reference to the provisions of our certificate of incorporation.

Common Stock

As of November 1, 2003, there were approximately 878 holders of record of our Class A common stock and 1 holder of record of our Class B common stock. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting and conversion rights and transfer restrictions regarding the shares of the Class B common stock, as described below.

Voting Rights

Each share of our Class A common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, and each share of our Class B common stock entitles the holder to ten votes on each matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of the Class A common stock and holders of the Class B common stock will vote together on all matters submitted to a vote of the stockholders. With respect to corporate changes, including liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of our assets, holders of the Class A common stock and holders of the Class B common stock will vote together as a single class, and the approval of 66 2/3% of the outstanding voting power is required to authorize or approve the transactions.

Any action that can be taken at a meeting of the stockholders may be taken by written consent without a meeting if we receive consents signed by the stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This right to take actions by written consent could permit the holders of our Class B common stock to take all actions required to be taken by the stockholders without providing the other stockholders an opportunity to make nominations or raise other matters at a meeting. The right to take actions by less than unanimous written consent will expire when there are no shares of Class B common stock outstanding.

Dividends

The holders of our Class A common stock and the holders of our Class B common stock are entitled to receive dividends at the same rate if, as and when the dividends are declared by our board of directors out of assets legally available for the dividends after payment of dividends required to be paid on shares of preferred stock, if any.

If a dividend or distribution payable in Class A common stock is made on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class B common stock payable in shares of Class B common stock. Conversely, if a dividend or distribution payable in Class B common stock is made on the Class B common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock payable in shares of Class A common stock.

Transfer Restrictions

If a holder of our Class B common stock transfers shares of that holder’s Class B common stock, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a permitted transferee, then those shares will be converted automatically into shares of the Class A common stock. In the case of a pledge of shares of the Class B common stock to a financial institution, those shares will not be deemed to be transferred unless and until a foreclosure occurs. Our certificate of incorporation defines “permitted transferee” to include Blake M. Roney, Nedra D. Roney, Kirk V. Roney, Brooke B. Roney, Steven J. Lund, Sandra N. Tillotson, R. Craig Bryson and Craig S. Tillotson and their spouses, estates or affiliated entities.

Conversion Rights

The Class A common stock has no conversion rights. The Class B common stock is convertible into shares of the Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock converted. In the event of a transfer of shares of the Class B common stock to any person other than a permitted transferee, each share of the Class B common stock so transferred will be converted automatically into one share of the Class A common stock. Each share of the Class B common stock will also automatically convert into one share of the Class A common stock if, on the record date for any meeting of the stockholders, the number of shares of the Class B common stock then outstanding is less than 10% of the aggregate number of shares of the Class A common stock and the Class B common stock then outstanding. In connection with our recapitalization transaction in October 2003, substantially all of our Class B common stock was converted into Class A common stock. All remaining shares of our Class B common stock will convert into Class A common stock in connection with our 2004 annual stockholders meeting.

Liquidation Preference

In the event of liquidation, after payment of the debts and other liabilities of our company and after making provision for the holders of our preferred stock, if any, our remaining assets will be distributable ratably among holders of the Class A common stock and holders of the Class B common stock treated as a single class.

Mergers and Other Business Combinations

Upon the merger or consolidation of our company, holders of each class of common stock are entitled to receive equal per-share payments or distributions, except that in any transaction in which shares of capital stock are distributed, shares may differ as to voting rights only to the extent that the voting rights of the Class A common stock and the Class B common stock differ at that time. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or group (as the term “group” is defined in Rule 13d-5 of the Securities Exchange Act of 1934) that beneficially owns, in the aggregate, 10% or more of our outstanding common stock without the affirmative vote of the holders, other than a related person, of not less than 66 2/3% of the voting power of the outstanding Class A common stock and Class B common stock voting as a single class. For the sole purpose of determining the 66 2/3% vote, a related person will also include the seller or sellers from whom the related person acquired, during the preceding six months, at least 5% of the outstanding shares of Class A common stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements and not through a brokers’ transaction, but only if the seller or sellers have beneficial ownership of shares of common stock having a fair market value in excess of $10 million in the aggregate following the disposition to a related person. This 66 2/3% voting requirement is not applicable, however, if:

•	the proposed transaction is approved by a vote of not less than a majority of our directors who are neither affiliated nor associated with the related person or the seller of shares to the related person as described above; or

•	in the case of a transaction pursuant to which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in the transaction is not less than the higher of:

–	the highest price per share paid by the related person for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction or

–	the highest closing sale price during the 30-day period immediately preceding that date or during the 30-day period immediately preceding the date on which the related person became a related person, whichever is higher.

Recapitalization Registration Rights Agreement

Shelf Registration

In October 2003, certain members of our original stockholders group and their affiliated entities, including Blake Roney, who is the chairman of our board of directors, Sandra Tillotson who is a member of our board of directors and also serves as one of our senior vice presidents, and Brooke Roney, who serves as one of our senior vice presidents, among others, sold 6,178,800 shares of our Class A common stock in a private placement transaction to third-party private equity investors. For ease of reference, throughout this prospectus, we refer to the purchasers of those 6,178,800 shares as the initial purchasers. In connection with this private placement transaction, we and the initial purchasers entered into a registration rights agreement, pursuant to which we agreed to file a registration statement (of which this prospectus forms a part) under the Securities Act of 1933, as amended, for the registration and resale of the 6,178,800 shares under Rule 415 of the Securities Act. The foregoing description of the registration rights agreement is only a brief summary and is not complete. We refer you to the registration rights agreement (a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part) for a full description of the terms, conditions and other provisions of the registration rights that apply to our Class A common stock.

Tillotson Registration Rights Agreement

Shelf Registration

In September 2003, Sandra Tillotson, together with The Sandra N. Tillotson Family Trust, sold 750,000 shares of the Class A common stock in a private placement transaction. For ease of reference, we refer to the purchasers of those 750,000 shares as the Tillotson initial purchasers. In connection with the private placement transaction, we, Ms. Tillotson, her family trust and the Tillotson initial purchasers entered into an amended and restated registration rights agreement, pursuant to which we agreed to file a registration statement under the Securities Act for the registration and resale of the 750,000 shares under Rule 415 of the Securities Act.

Demand Registration

In addition to the private placement of the 750,000 shares of our Class A common stock, Ms. Tillotson and her family trust provided the Tillotson initial purchasers with an option to purchase, or call, in one or more transactions up to an aggregate of 2,000,000 shares of the Class A common stock held by either Ms. Tillotson or her family trust, and the initial purchasers provided Ms. Tillotson with an option to sell, or put, in one or more transactions (not to exceed 500,000 shares in any one transaction) up to an aggregate of 3,500,000 shares of the Class A common stock held by either Ms. Tillotson or her family trust to the Tillotson initial purchasers. For shorthand purposes, we refer to the shares of our Class A common stock that may be purchased pursuant to the call option as the call shares and the shares of our Class A common stock that may be sold pursuant to the put option as the put shares. The put option and the call option may be exercised by Ms. Tillotson and the Tillotson initial purchasers, respectively, in one or more transactions at any time prior to July 5, 2005. The price to be paid for the call shares will be $13.70 per share. The per share price to be paid for any given block of put shares will be 94% of the volume weighted average price of our stock for the 12 trading days following the date Ms. Tillotson exercises a put option.

Under the terms of the amended and restated registration rights agreement, upon the written request from the holders of at least a majority of the then outstanding call shares and the put shares, we will be obligated to file a registration statement under the Securities Act to cover the resale of the call shares and the put shares then outstanding. Under this agreement, we are not required to file more than two such registration statements in any consecutive 12-month period.

The foregoing description of the amended and restated registration rights agreement is only a brief summary and is not complete. We refer you to the amended and restated registration rights agreement for a full description of the terms, conditions and other provisions of the registration rights that apply to our Class A common stock.

Other Provisions

The holders of our Class A common stock and the holders of our Class B common stock are not entitled to preemptive rights. Neither the Class A common stock nor the Class B common stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer and Trust Company.

Listing

Our Class A common stock is traded on the New York Stock Exchange under the trading symbol “NUS”. There is currently no public market for our Class B common stock.

Preferred Stock

Our board of directors is authorized, subject to the limitations prescribed by the Delaware General Corporation Law or the rules of the New York Stock Exchange or other organizations on whose systems our stock may be quoted or listed, to:

•	provide for the issuance of shares of preferred stock in one or more series;

•	establish from time to time the number of shares to be included in each series;

•	fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions on such shares; and

•	increase or decrease the number of shares of each series, without any further vote or action by the stockholders.

The approval of the holders of at least 66 2/3% of the combined voting power of the outstanding shares of common stock, however, is required for the issuance of shares of preferred stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances.

Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the preferred stock could delay, defer or prevent a change of control of our company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Special Stockholder Meetings

Special meetings of stockholders may be called only by the board of directors, the president, the secretary or at least a majority of the stockholders of our company. Except as otherwise required by law, stockholders are not entitled to request or call a special meeting of the stockholders.

Director Nominations and Business Proposals

Our stockholders are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in our amended and restated bylaws will result in the denial of the stockholder of the right to make any nominations or propose any action at the meeting.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. This law prevents many Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under specific circumstances, in a business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless the business combination or interested stockholder is approved in a prescribed manner. An interested stockholder is a stockholder who, together with affiliates and associates, within the prior three years did own 15% or more of the corporation’s outstanding voting stock.

A Delaware corporation may opt out of the provisions of Section 203 of the Delaware General Corporation Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203.

SELLING STOCKHOLDERS

In a private placement transaction that occurred in October 2003, certain members of our original stockholders group and their affiliated entities sold 6,178,800 shares of the Class A common stock to third-party private equity investors. We refer to these purchasers as the initial purchasers. In connection with this private placement transaction, we and the initial purchasers entered into a registration rights agreement, pursuant to which we agreed to file a registration statement (of which this prospectus forms a part) under the Securities Act for the registration and resale of the 6,178,800 shares under Rule 415 of the Securities Act.

The following table sets forth information as of November 11, 2003 about the shares of our Class A common stock beneficially owned by each initial purchaser. We refer to the holders who are named in the table below as the selling stockholders.

As described in the “Plan of Distribution” section of this prospectus, the selling stockholders may offer all or some portion of their shares of the Class A common stock from time to time. As a result, we are not able to accurately estimate the amount or percentage of shares of the Class A common stock that will be held by the selling stockholders at any given time. In addition, the selling stockholders identified below may have sold, transferred or disposed of all or a portion of their shares of the Class A common stock since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.

Unless otherwise described below, to our knowledge, no selling stockholder or any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Name of the Selling Stockholder	Number of Shares of Class A Common Stock Registered for Resale	Number of Shares of Class A Common Stock Beneficially Owned		Percentage of Class A Common Stock Outstanding (1)
Alpha Capital AG	50,000	50,000		*
Apogee Fund, L.P.	125,000	125,000		*
Blue Coast Partners, L.P.	25,647	25,647		*
Blue Coast Partners II, L.P.	49,330	49,330		*
Blum Strategic Partners II GmbH & Co. KG	30,303	30,303	(2)	*
Blum Strategic Partners II, L.P.	1,469,697	1,469,697	(2)	2.09%
Chichester duPont Foundation, Inc.	5,100	5,100		*
Children’s Medical Center	26,400	26,400		*
Columbus Capital Offshore Fund, Ltd	114,000	114,000		*
Columbus Capital Partners, L.P.	186,000	186,000		*
Comerica Bank, Trustee for Lone Star Steel P&M Employees Pension Plan	6,500	6,500		*
Coverdale Partners	2,400	2,400		*

Name of the Selling Stockholder	Number of Shares of Class A Common Stock Registered for Resale	Number of Shares of Class A Common Stock Beneficially Owned		Percentage of Class A Common Stock Outstanding (1)
Elaina Norden	1,500	1,500		*
Elan Polo, Inc. Profit Sharing Plan	6,200	6,200		*
Eliot Horowitz Trust 11/1/89	6,600	6,600		*
Elwyn Evans, Jr.	1,100	1,100		*
Emory University	37,700	37,700		*
Franklin Small Cap Growth Fund—Canada	15,000	15,000		*
Franklin Templeton Variable Insurance Products Trust—Small Cap Fund	170,000	170,000		*
Gamma Opportunity Capital Partners, LP	50,000	50,000		*
Gardner Lewis Fund LP	94,800	94,800		*
Gardner Lewis Growth Fund, L.P.	4,600	4,600		*
Gardner Lewis Market Neutral Fund, L.P.	18,900	18,900		*
Gardner Lewis Offshore Fund, LTD	9,600	9,600		*
Gluskin Sheff + Associates Inc. A/C #1	193,200	193,200		*
Gluskin Sheff + Associates Inc. A/C #58	17,200	17,200		*
Gluskin Sheff + Associates Inc. A/C #68	26,000	26,000		*
Gluskin Sheff + Associates Inc. A/C #77	108,600	108,600		*
Goldsmith Family Foundation	7,400	7,400		*
Goldsmith Family Investments, LLC	5,600	5,600		*
Green Coast Offshore, Ltd.	51,970	51,970		*
Leonard Weinglass	6,000	6,000		*
Longview International Equity Fund, L.P.	900,000	900,000		1.28
Mainfield Enterprises Inc.	325,000	1,791,575	(3)	2.51
Manufacturers Investment Trust— Emerging Small Company Trust	75,000	75,000		*
Minnesota Life Small Cap Growth Portfolio	15,000	15,000		*
N/O Wilmington Trust Co. Ttee U/A Dtd 2/25/83 restated 10/25/99 w/ Ashley Gates Jansen for self	4,400	4,400		*
N/O Wilmington Trust Co. Ttee U/A Dtd 4/23/84 restated 3/7/96 w/John D Gates Jr. for self	3,900	3,900		*

Name of the Selling Stockholder	Number of Shares of Class A Common Stock Registered for Resale	Number of Shares of Class A Common Stock Beneficially Owned		Percentage of Class A Common Stock Outstanding (1)
N/O Wilmington Trust Co. U/A Dtd 6/8/79 w/Carroll M Carpenter Ttee of the 1995 du Pont Revocable Trust	5,700	5,700		*
OurFam, LP	3,400	3,400		*
Pequot Navigator Offshore Fund Inc.	165,900	165,900		*
Pequot Navigator Onshore Fund L.P.	35,000	35,000		*
Pequot Scout Fund, L.P.	199,100	199,100		*
Petros Fund, LP	75,000	75,000		*
Portside Growth and Opportunity Fund	200,000	200,000		*
Prism Partners I, L.P.	300,000	300,000		*
Prism Partners II Offshore Fund	300,000	300,000		*
Retirement Trust for Employees Harbison-Fischer Manufacturing Co. & Its Affiliates	5,600	5,600		*
Smithfield Fiduciary LLC	200,000	933,150	(4)	1.32
Southern California Edison Retirement Plan	82,000	82,000		*
Strategic Fund, L.P.	3,800	3,800		*
Teleion Fund I, LP	25,000	25,000		*
The 1995 Michael J. Egan Rev. Trust 3/29/95	1,700	1,700		*
University of Nebraska Foundation	35,900	35,900		*
University of Nebraska Foundation— Account #2	8,200	8,200		*
Univest Equity Long/Short Fund II Ltd.	8,053	8,053		*
Verizon Master Trust	270,000	270,000		*
Wilmington Trust Co Custodian U/A Dated 9/28/01 with Randalea, LLC—A Delaware Limited Liability Company—Gardner Lewis Managed Equities	8,800	8,800		*

*	Represents less than 1% of the Class A common stock outstanding as of November 1, 2003.

(1)	Percentage of ownership is calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using 70,290,821 shares of the Class A common stock outstanding as of November 1, 2003.

(2)	Blum Strategic GP II, L.L.C. serves as the general partner of Blum Strategic Partners II, L.P. and as the managing limited partner of Blum Strategic Partners II GmbH & Co. KG. The shares owned by Blum Strategic Partners II, L.P. and Blum Strategic Partners II GmbH & Co. KG may be deemed to be owned indirectly by the following parties: (a) Blum Strategic GP II, L.L.C., the general partner of Blum Strategic Partners II, L.P. and the managing limited partner of Blum Strategic Partners II GmbH & Co. KG; and (b) Richard C. Blum, a managing member of Blum Strategic GP II, L.L.C. Both Blum Strategic GP II, L.L.C. and Mr. Blum disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(3)	Includes (a) 399,975 shares of the Class A common stock that Mainfield Enterprises Inc. acquired in a private placement transaction that occurred in September 2003 and (b) 1,066,600 shares of the Class A common stock that Mainfield Enterprises Inc. may acquire from Sandra N. Tillotson and/or The Sandra N. Tillotson Family Trust pursuant to a call option with an exercise price of $13.70 per share which was provided to Mainfield Enterprises Inc. in conjunction with the September 2003 private placement.

(4)	Includes (a) 199,950 shares of the Class A common stock that Smithfield Fiduciary LLC acquired in a private placement transaction that occurred in September 2003 and (b) 533,200 shares of the Class A common stock that Smithfield Fiduciary may acquire from Sandra N. Tillotson and/or The Sandra N. Tillotson Family Trust pursuant to a call option with an exercise price of $13.70 per share which was provided to Smithfield Fiduciary LLC in conjunction with the September 2003 private placement.

PLAN OF DISTRIBUTION

The shares of the Class A common stock listed in the table appearing in the “Selling Stockholders” section of this prospectus are being registered to permit public secondary trading of the shares by the holders of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the shares of the Class A common stock by the selling stockholders.

The selling stockholders and their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of the Class A common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling their shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in satisfaction of positions created by short sales;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell their shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of the Class A common stock owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of the Class A common stock from time to time under this prospectus, or under a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the

Securities Act, by amending the list of the selling stockholders to include the pledgee, transferee or other successors in interest as a selling stockholder under this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the Class A common stock.

We are required to pay all fees and expenses incident to the registration of the shares. We estimate that these expenses will be approximately $100,000. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters relating to the validity of the Class A common stock are being passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

6,178,800 Shares

Class A Common Stock

PROSPECTUS

                                         , 2003

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

The following table lists the expenses expected to be incurred in connection with the preparation and filing of the registration statement, including amendments thereto, and the printing and distribution of the prospectus contained therein, all of which will be paid by the registrant. All amounts listed below, other than the SEC registration fee, are estimates.

SEC registration fee	$8,243
Printing and engraving expenses	5,000
Accounting fees and expenses	25,000
Legal fees and expenses	50,000
Miscellaneous expenses	11,757

Total	$100,000

Item 15. Indemnification of Directors and Officers

Indemnification

The registrant is incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. The registrant’s certificate of incorporation and bylaws provide for the indemnification of the registrant’s officers and directors to the fullest extent permitted by the Delaware General Corporation Law. The registrant believes that such indemnification is necessary to attract and retain qualified persons as directors and officers. The registrant has also entered into separate indemnification agreements with each of its directors and executive officers.

Liability Insurance

Section 145 of the Delaware General Corporation Law also permits a Delaware corporation to purchase and maintain insurance on behalf of its directors and officers. The registrant’s bylaws permit the registrant to purchase such insurance on behalf of its directors and officers.

Limitation of Liability

Section 102(b)(7) of the Delaware General Corporation Law permits a Delaware corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any breach of a director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve international misconduct or a knowing violation of law; (iii) for improper payment of dividends or redemptions of shares; or (iv) for any transaction from which the director derives an improper personal benefit. The registrant’s certificate of incorporation provides for, to the fullest extent permitted by the Delaware General Corporation Law, elimination or limitation of liability of its directors to the registrant or its stockholders for breach of fiduciary duty as a director.

Item 16. Exhibits

Exhibit Number	Description
4.1*	Specimen Form of Stock Certificate for Class A Common Stock (incorporated by reference to the registrant’s Registration Statement on Form S-3 (File No. 333-90716)).

4.2*	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form S-1 (File No. 333-12073)).

4.3*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998).

4.4*	Certificate of Designation, Preferences and Relative Participating, Optional, and Other Special Rights of Preferred Stock and Qualification, Limitations and Restrictions Thereof (incorporated by reference to Exhibit 3.3 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.5*	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s Form S-1 (File No. 333-12073)).

4.6*	Registration Rights Agreement, dated as of October 22, 2003, by and among Nu Skin Enterprises, Inc. and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on November 10, 2003).

4.7	Stock Purchase Agreement, dated as of October 22, 2003, by and among the Selling Stockholders and the Purchasers signatory thereto.

5.1**	Opinion of Simpson Thacher & Bartlett LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

Exhibit Number	Description
23.2**	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on the signature page hereto).

*	Previously filed.

**	To be filed by amendment.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Provo, State of Utah, on November 12, 2003.

NU SKIN ENTERPRISES, INC.

By:	/s/ M. Truman Hunt
	Name:	M. Truman Hunt
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints M. Truman Hunt, Ritch N. Wood and D. Matthew Dorny, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ M. Truman Hunt M. Truman Hunt	Chief Executive Officer and Director (Principal Executive Officer)	November 12, 2003

/s/ Ritch N. Wood Ritch N. Wood	Chief Financial Officer (Principal Financial and Accounting Officer)	November 12, 2003

/s/ Blake M. Roney Blake M. Roney	Chairman of the Board	November 12, 2003

Signature	Title	Date

/s/ Sandra N. Tillotson Sandra N. Tillotson	Director	November 12, 2003

/s/ Brooke B. Roney Brooke B. Roney	Director	November 12, 2003

/s/ Takashi Bamba Takashi Bamba	Director	November 12, 2003

/s/ Daniel W. Campbell Daniel W. Campbell	Director	November 12, 2003

/s/ E.J. Jake Garn E.J. “Jake” Garn	Director	November 12, 2003

/s/ Paula F. Hawkins Paula F. Hawkins	Director	November 12, 2003

/s/ Andrew D. Lipman Andrew D. Lipman	Director	November 12, 2003

/s/ Jose Ferreira, Jr. Jose Ferreira, Jr.	Director	November 12, 2003

EXHIBIT INDEX

Exhibit Number	Description
4.1*	Specimen Form of Stock Certificate for Class A Common Stock (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-3 (File No. 333-90716)).

4.2*	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form S-1 (File No. 333-12073)).

4.3*	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998).

4.4*	Certificate of Designation, Preferences and Relative Participating, Optional, and Other Special Rights of Preferred Stock and Qualification, Limitations and Restrictions Thereof (incorporated by reference to Exhibit 3.3 to the registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.5*	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s Form S-1 (File No. 333-12073)).

4.6*	Registration Rights Agreement, dated as of October 22, 2003, by and among Nu Skin Enterprises, Inc., and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed on November 10, 2003).

4.7	Stock Purchase Agreement, dated as of October 22, 2003, by and among the Selling Stockholders and the Purchasers signatory thereto.

5.1**	Opinion of Simpson Thacher & Bartlett LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2**	Consent of Simpson Thacher & Bartlett LLP (contained in Exhibit 5.1 hereto).

24.1	Power of Attorney (included on the signature page hereto).

*	Previously filed.

**	To be filed by amendment.